UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in its Charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Alcaldía Miguel Hidalgo

11529, Mexico City

Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

América Móvil's second quarter of 2026 financial and operating report

JULY 21ST, 2026

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2026.

Highlights

•	Postpaid net additions totaled 3.5 million in the quarter with Brazil leading the way with 1.5 million subscribers, followed by Colombia with 250 thousand and Mexico with 101 thousand.

•	On the fixed-line platform we connected 531 thousand broadband accesses. Mexico was the main contributor with 170 thousand, followed by Brazil with 83 thousand and Colombia with 74 thousand. Pay TV net additions totaled 110 thousand units.

•	Second quarter revenue of 241 billion Mexican pesos was 3.1% higher than a year ago in Mexican peso terms. At constant exchange rates service revenue rose 5.1%.

•	Mobile service revenue increased 6.5% year-on-year, maintaining the pace observed in the prior quarter, with prepaid revenue growth accelerating to 5.3% and postpaid revenue rising 7.2% at constant exchange rates.

•	Fixed-line service revenue growth accelerated to 2.7% from 1.7% in the prior quarter driven by broadband revenue growth, which improved from 4.2% to 5.4%.

•	EBITDA of 96 billion Mexican pesos was up 3.8% year-on-year in Mexican peso terms and 5.3% at constant exchange rates. Absent a one-off charge, EBITDA would have increased 6.7%.

•	Our second-quarter operating profit totaled 52 billion Mexican pesos, up 9.5% year-on-year in peso terms. Comprehensive financing costs increased to 10.4 billion pesos, partly reflecting lower foreign-exchange gains than those recorded a year earlier.

•	Net income totaled 24 billion pesos, a 9.2% year-on-year increase.

•	During the first half of the year, capital expenditures totaled 48 billion pesos and share buybacks 4.6 billion pesos.

•	In cash flow terms net debt decreased by 31 billion pesos and our leverage ratio came down to 1.31x Net Debt/LTM EBITDAaL.

We will host our conference call to discuss 2Q26 financial and operating results on July 22nd at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

	2Q26	2Q25
Earnings per Share (Mex$)(1)	0.40	0.37
Earnings per ADR (US$)(2)	0.47	0.38
EBITDA per Share (Mex$)(3)	1.60	1.52
EBITDA per ADR (US$)	1.83	1.56
Net Income (millions of Mex$)	24,332	22,282
Average Shares Outstanding (billion)	60.1	60.6
Shares Outstanding End of Period (billion)	60.1	60.4
(1) Net Income / Average Shares Outstanding (2) 20 shares per ADR (3) EBITDA / Average Shares Outstanding

Country	Brand	Main Activity	Equity
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	100.0%
Argentina	Claro	wireless/wireline	100.0%
Austria	A1	wireless/wireline	61.0%
	EuroTeleSites	towers	57.0%
Brazil	Claro	wireless/wireline	99.6%
Chile	Claro	wireless/wireline	100.0%
Colombia	Claro	wireless/wireline	99.4%
Costa Rica	Claro	wireless/wireline	100.0%
The Dominican Republic	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	97.9%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless	100.0%

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Relevant Events

Acquisition of WOW in Peru

Today we announced an agreement to acquire 100% of WOW Peru from Liberty Latin America and Narvik Capital Partners, subject to approval by the Peruvian competition authority. WOW has a fiber broadband network with presence in regions outside Lima, which complements Claro Peru’s existing infrastructure. This transaction supports our long-term commitment in Peru and strategy of expanding access to high-quality digital connectivity.

Access Lines

3.5M postpaid net adds

In the second quarter we added 3.5 million postpaid subscribers with Brazil leading the way with 1.5 million subscribers. Colombia followed with 250 thousand, Peru with 173 thousand, Argentina with 154 thousand and Mexico with 101 thousand subscribers. In the prepaid segment we registered 3.7 million net losses as Colombia and Argentina cleaned-up their base.

531k new broadband accesses

In the fixed-line segment we connected 531 thousand new broadband accesses. Mexico was the main contributor with 170 thousand accesses, followed by Brazil with 83 thousand and Colombia with 74 thousand. As regards Pay TV we added 110 thousand units, with most of them coming from Argentina, Eastern Europe and Central America.

At the end of June we had 414.5 million access lines of which 334.3 million were wireless subscribers— including 149.8 million postpaid subscribers—and 80.2 million were fixed-line RGUs: 37.8 million broadband accesses, 13.9 million Pay TV units and 28.4 million landlines.

Postpaid base +9.1% YoY and broadband accesses +6.1% YoY

Mobile postpaid and fixed-broadband accesses remained the main drivers of growth of our customer base, increasing by 9.1% and 6.1% respectively compared with the year-earlier quarter.

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

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AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Total(1) (Thousands)
Country	Jun ’26	Mar ’26	Var.%	Jun ’25	Var.%
Argentina	26,401	27,727	-4.8%	26,679	-1.0%
Austria & Eastern Europe(2)	32,122	31,036	3.5%	28,306	13.5%
Brazil	92,264	90,824	1.6%	88,412	4.4%
Central America & The Caribbean	26,426	26,066	1.4%	25,109	5.2%
Colombia	40,943	43,185	-5.2%	41,685	-1.8%
Ecuador	9,687	9,615	0.7%	9,996	-3.1%
Mexico	84,531	84,285	0.3%	84,110	0.5%
Peru	13,321	13,221	0.8%	12,832	3.8%
Southern Cone(3)	8,642	8,538	1.2%	8,794	-1.7%
Total Wireless Lines	334,338	334,496	0.0%	325,925	2.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Includes A1 Digital M2M subscribers.

(3) Includes Chile, Paraguay and Uruguay.

Note: We have modified our reporting methodology for Fixed Wireless Access (FWA) devices, which are now classified under mobile service rather than fixed-line service. This ensures consistency across all operations, as some regions—including Colombia and Central America—previously reported FWA under broadband. Figures for 2025 and 2026 have been adjusted to reflect these changes.

Total(1) (Thousands)
Country	Jun ’26	Mar ’26	Var.%	Jun ’25	Var.%
Argentina	4,411	4,250	3.8%	3,858	14.3%
Austria & Eastern Europe	6,540	6,498	0.7%	6,395	2.3%
Brazil	21,808	21,857	-0.2%	22,032	-1.0%
Central America & The Caribbean	8,648	8,526	1.4%	8,092	6.9%
Colombia	9,756	9,706	0.5%	9,626	1.3%
Ecuador	843	809	4.2%	672	25.4%
Mexico	22,969	22,820	0.7%	22,327	2.9%
Peru	2,086	2,053	1.6%	1,912	9.1%
Southern Cone(2)	3,104	3,133	-0.9%	3,273	-5.2%
Total UGIs	80,166	79,653	0.6%	78,188	2.5%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Includes fixed-line, broadband and television (Cable & DTH) accesses.

(2) Includes Chile, Paraguay and Uruguay.

Note: We have modified our reporting methodology for Fixed Wireless Access (FWA) devices, which are now classified under mobile service rather than fixed-line service. This ensures consistency across all operations, as some regions—including Colombia and Central America—previously reported FWA under broadband. Figures for 2025 and 2026 have been adjusted to reflect these changes.

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Total(1) (Thousands)
Country	Jun ’26	Mar ’26	Var.%	Jun ’25	Var.%
Argentina	1,841	1,781	3.4%	1,609	14.4%
Austria & Eastern Europe	2,923	2,902	0.7%	2,833	3.2%
Brazil	10,841	10,757	0.8%	10,444	3.8%
Central America & The Caribbean	2,980	2,918	2.1%	2,703	10.3%
Colombia	3,704	3,630	2.0%	3,459	7.1%
Ecuador	458	441	3.7%	382	19.7%
Mexico	12,345	12,175	1.4%	11,605	6.4%
Peru	1,189	1,143	4.0%	1,049	13.3%
Southern Cone(2)	1,554	1,556	-0.1%	1,569	-0.9%
Total Broadband Accesses	37,834	37,303	1.4%	35,653	6.1%

(1) Includes total accesses of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Includes Chile, Paraguay and Uruguay.

Note: We have modified our reporting methodology for Fixed Wireless Access (FWA) devices, which are now classified under mobile service rather than fixed-line service. This ensures consistency across all operations, as some regions—including Colombia and Central America—previously reported FWA under broadband. Figures for 2025 and 2026 have been adjusted to reflect these changes.

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

América Móvil Consolidated Results

Throughout the second quarter, with the Iran war raging, oil prices remained elevated, peaking mid-May at a price roughly 70% higher than prior to the war. This brought about greater concerns regarding inflation worldwide and the expectation—and in some cases the reality—of higher interest rates including those at the long end of the yield curve (the 30 year U.S. Treasury notes reached their highest yield in nearly 20 years). However, in spite of the supporting dollar rates, the U.S. dollar did not grow stronger against most currencies in our region of operations—including Latam currencies and the Euro—and in fact depreciated 6.6% vs. the Colombian peso.

Second quarter revenue was up 3.1% year-on-year in Mexican peso terms to 241 billion Mexican pesos, as service revenue increased 3.4% with EBITDA rising at a slightly faster pace, 3.8%, to 96 billion pesos. At constant exchange rates service revenue was up 5.1% while EBITDA increased 5.3%—it would have increased 6.7% absent a one-off charge in Mexico. Compared to the year-earlier quarter the Mexican peso appreciated significantly vs. the U.S. dollar and the Euro—12.3% and 9.6% respectively—while remaining flat vs. the Brazilian real and depreciating 3.3% vs. the Colombian peso.

Mobile service revenue maintained the pace observed the prior quarter, 6.5%, while fixed-line service revenue accelerated to 2.7% from 1.7% the prior quarter. On the mobile platform postpaid revenue expanded 7.2% as in the preceding quarter, with prepaid revenue growth rising 5.3%, a slightly faster pace than in the prior quarter. Mexico, Colombia and the Central American block were the best performers in terms of improved mobile service revenue growth.

Regarding fixed-line revenue the more rapid pace was driven by broadband and Pay TV revenue which improved from 4.2% to 5.4% and from 3.1% to 4.6% respectively. Mexico, Peru, Eastern Europe and Central America all contributed to the improvement in broadband revenue growth. As for the recovery in the Pay TV segment, Brazil was the top performer, moving up from a 4.7% pace to 7.5%.

Operating profit totaled 51.8 billion which was up 9.5% in Mexican peso terms. Our comprehensive financing costs rose to 10.4 billion pesos partly reflecting lower foreign exchange gains than the ones observed a year before.

Our net income totaled 24.3 billion pesos, a 9.2% increase from the year-earlier quarter. It was equivalent to 40 peso cents per share and 47 dollar cents per ADR.

Throughout the first half of the year our capital expenditures amounted to 48.1 billion pesos; our share buybacks to 4.6 billion and the service of our labor obligations to 8.4 billion pesos. These were all covered by our cash flow which, together with net dividend income of 1.1 billion pesos, allowed us to reduce our net debt in cash flow terms by 30.9 billion pesos.

Excluding capitalized lease obligations, net debt totaled 402 billion pesos at the end of June, which represented 1.31 times LTM EBITDAaL.

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Mexican pesos
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Service Revenue	205,919	199,068	3.4%	406,311	398,211	2.0%
Equipment Revenue	33,433	32,911	1.6%	67,539	64,678	4.4%
Other Revenue	1,719	1,806	-4.8%	4,065	2,934	38.6%
Total Revenue	241,071	233,785	3.1%	477,915	465,823	2.6%
Cost of Service	58,484	59,636	-1.9%	117,406	119,293	-1.6%
Cost of Equipment	29,919	28,442	5.2%	59,528	56,306	5.7%
Selling, General & Administrative Expenses	53,505	51,860	3.2%	105,595	103,799	1.7%
Other	3,255	1,436	126.7%	4,975	2,967	67.7%
Total Costs and Expenses	145,164	141,375	2.7%	287,503	282,365	1.8%

EBITDA	95,908	92,409	3.8%	190,412	183,458	3.8%
% of Total Revenue	39.8%	39.5%		39.8%	39.4%
Depreciation & Amortization	44,094	45,071	-2.2%	88,079	91,306	-3.5%
EBIT	51,814	47,338	9.5%	102,333	92,152	11.0%
% of Total Revenue	21.5%	20.2%		21.4%	19.8%

Net Interest Expenses	11,835	13,725	-13.8%	23,688	26,435	-10.4%
Other Financial Expenses	6,862	4,967	38.2%	12,152	4,517	169.0%
Foreign Exchange Loss	-8,275	-10,962	24.5%	-13,312	-9,783	-36.1%
Comprehensive Financing Cost (Income)	10,423	7,729	34.8%	22,528	21,169	6.4%
Income & Deferred Taxes	15,887	16,026	-0.9%	29,677	27,714	7.1%
Net Income before Minority Interest and Equity Participation in Results of Affiliates	25,504	23,583	8.1%	50,128	43,270	15.9%
Equity Participation in Results of Affiliates	315	39	n.m.	360	66	n.m.
Minority Interest	-1,487	-1,340	-11.0%	-2,755	-2,351	-17.2%
Net Income	24,332	22,282	9.2%	47,733	40,985	16.5%

Note: The reported figures for Argentina corresponding to the second quarter of 2026 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

We have modified our reporting methodology for Fixed Wireless Access (FWA) devices, which are now classified under mobile service rather than fixed-line service. This ensures consistency across all operations, as some regions—including Colombia and Central America—previously reported FWA under broadband. Figures for 2025 and 2026 have been adjusted to reflect these changes.

n.m. Not meaningful.

CONTENT

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AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Mexican pesos
	Jun '26	Dec '25	Var.%		Jun '26	Dec '25	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments(1)	74,732	77,384	-3.4%	Short Term Debt(2)	83,408	91,973	-9.3%
Accounts Receivable	249,251	243,798	2.2%	Lease-Related Debt	36,319	35,867	1.3%
Other Current Assets	23,800	15,631	52.3%	Accounts Payable	137,574	155,251	-11.4%
Inventories	30,436	28,307	7.5%	Other Current Liabilities	272,724	212,101	28.6%
	378,218	365,120	3.6%		530,026	495,191	7.0%

Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,541,726	1,491,910	3.3%	Long Term Debt	393,519	432,934	-9.1%
-Depreciation	861,407	804,647	7.1%	Lease-Related Debt	178,081	178,242	-0.1%
Plant & Equipment, net	680,319	687,263	-1.0%	Other Liabilities	271,099	265,576	2.1%
Rights of Use	197,101	197,544	-0.2%		842,699	876,752	-3.9%
Investments in Affiliates and Other Investments	23,751	22,406	6.0%

Deferred Assets
Goodwill (Net)	155,462	157,453	-1.3%
Intangible Assets	135,926	139,249	-2.4%	Shareholder's Equity	438,100	427,672	2.4%
Deferred Assets	240,048	230,580	4.1%

Total Assets	1,810,825	1,799,616	0.6%	Total Liabilities and Equity	1,810,825	1,799,616	0.6%

(1) Includes Verizon stock, deemed to be available for sale.

(2) Includes current portion of Long Term Debt.

Note: The reported figures for Argentina corresponding to the second quarter of 2026 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

CONTENT

HIGHLIGHTS

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EVENTS

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AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Mexican pesos
	Jan-Jun 26	Jan-Jun 25
EBITDA	190,412	183,458

EBITDAaL(1)	153,601	154,386
Minus
Net Interest Payments	13,374	14,370
Income Taxes	22,794	29,496
Increase in Working Capital	26,300	35,548
Funds from Operations	91,133	74,972
Capital Expenditures	48,112	54,919
Free Cash Flow	43,021	20,054

Uses of Free Cash Flow
Shareholder Distributions	3,503	9,387
-Dividends	(1,065)	732
- Dividends Paid	17	2,299
- Dividends Income	(1,082)	(1,567)
-Share Buybacks	4,568	8,654
Equity Investments	218	677
Labor Obligations	8,402	2,717
Reduction of our Net Debt	30,898	7,274
	43,021	20,054

(1) After leases and adjusting for non-cash items.

Note: The reconcilation of this table (not an IFRS measure) to net cash flows provided by operating activities (an IFRS measure) can be seen in the Appendix.

CONTENT

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AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

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COLOMBIA

PERU

ECUADOR

ARGENTINA

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CENTRAL

AMERICA & THE

CARIBBEAN

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EASTERN EUROPE

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EXCHANGE RATES

APPENDIX

GLOSSARY

Mexico

101k postpaid net adds

Telcel gained 247 thousand wireless subscribers in the second quarter including 101 thousand postpaid subscribers. Our wireless base stood at 84.5 million subscribers at the end of June, 0.5% higher than a year earlier. Telcel remained a net gainer in mobile number portability. On the fixed-line side Telmex added 170 thousand new broadband accesses and disconnected 20 thousand landlines, bringing its fixed-line base to nearly 23 million RGUs.

Mobile service revenue +6.6% YoY

Revenue increased 3.2% year-on-year to 86.9 billion pesos, with service revenue growing 4.4%. In the mobile segment service revenue growth accelerated to 6.6% from 5.7% in the first quarter. Notably, the improvement was broad-based, with prepaid service revenue growing 5.7%, up from 4.6% in the previous quarter, and postpaid service revenue rising 7.7%, its strongest performance in several quarters.

Broadband revenue +6.3% YoY

Service revenue at Telmex was essentially flat year-on-year, reflecting mixed trends across business lines. Broadband revenue increased 6.3%, accelerating from 4.6% in the first quarter, while corporate revenue declined 7.8%.

EBITDA excluding one-off +4.3% YoY

EBITDA for the period totaled 35.2 billion pesos, up 0.6% from a year earlier. The quarter’s results reflect a one-off charge associated with a regulatory fine on Telmex. Without the impact of this fine, EBITDA would have increased 4.3% year-on-year. The EBITDA margin for the period was 40.6% of revenue.

Mobile registration period extended

The registration period for wireless lines, which had been scheduled to conclude on July 1st, was extended by the Comisión Reguladora de Telecomunicaciones. The deadline will depend on the last digit of the phone number and will run between August 15th to December 31st, 2026. Prepaid customers who do not complete registration by the applicable deadlines will have their service suspended. Service will be restored once registration is completed. We continue to encourage customers to complete the registration process before the new deadline.

CONTENT

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AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

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PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Mexican pesos
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(1)	86,870	84,180	3.2%	173,178	166,287	4.1%
Total Service Revenue	71,377	68,356	4.4%	141,042	135,362	4.2%
Wireless Revenue	63,625	60,863	4.5%	126,603	119,655	5.8%
Service Revenue	49,027	46,010	6.6%	96,314	90,764	6.1%
Equipment Revenue	14,598	14,853	-1.7%	30,289	28,891	4.8%
Fixed Line Revenue(2)	22,448	22,419	0.1%	44,900	44,754	0.3%
Other Revenue	796	898	-11.3%	1,675	1,878	-10.8%
EBITDA	35,229	35,019	0.6%	71,713	69,428	3.3%
% total revenue	40.6%	41.6%		41.4%	41.8%
EBIT	26,650	26,683	-0.1%	54,531	52,579	3.7%
% total revenue	30.7%	31.7%		31.5%	31.6%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. (2) Includes equipment revenue.

		2Q26		2Q25		Var.%
Wireless Subscribers (thousands)		84,531		84,110		0.5%
Postpaid		16,110		15,686		2.7%
Prepaid		68,421		68,424		0.0%
ARPU (MxP)		194		183		5.9%
Churn (%)		2.6%		3.0%		(0.5)
Revenue Generating Units (RGUs)		22,969		22,327		2.9%
Fixed Lines		10,624		10,722		-0.9%
Broadband		12,345		11,605		6.4%

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AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

BRAZIL

1.5M postpaid net adds

Wireless net additions totaled 1.5 million postpaid subscribers including 680 thousand M2M units. Our wireless base reached 92.3 million subscribers at the end of June, representing a 4.4% year-on-year increase. Claro remains the market leader in both prepaid and postpaid net additions through June and is also the leader in mobile number portability.

83k new broadband accesses

In the fixed-line segment in spite of adding 83 thousand new broadband accesses and 3 thousand Pay TV units we ended up with 49 thousand less fixed-line RGUs. At the end of June we had 21.8 million fixed-line RGUs.

Claro’s convergent customer base combining fixed-line and mobile services increased 15% year-over-year and remains a key driver of customer retention and revenue growth.

Fixed-line service revenue +4.1% YoY

Revenue grew 5.4% year-on-year to BRL 13.5 billion, with service revenue increasing 5.3%. Mobile service revenue rose 6.1% with postpaid revenue increasing 7.1%. These results reflect the strength of our commercial performance despite an increasingly competitive environment and heightened promotional activity across the industry. Fixed-line service revenue growth accelerated from 2.6% in the first quarter to 4.1% in the current period. This acceleration was mainly driven by Pay TV revenue which increased 7.5% year-on-year, and corporate networks revenue, which grew 13.0%. Meanwhile, broadband revenue increased 2.3% compared to the same period last year.

EBITDA +5.1% YoY

EBITDA increased 5.1% year-on-year to BRL 5.9 billion, while the EBITDA margin remained virtually unchanged from the second quarter of last year at 44.0%.

CONTENT

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AMÉRICA

MÓVIL

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MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

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CARIBBEAN

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CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of BrL
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(1)	13,469	12,779	5.4%	26,772	25,239	6.1%
Total Service Revenue	12,753	12,111	5.3%	25,281	23,976	5.4%
Wireless Revenue	8,141	7,672	6.1%	16,185	15,028	7.7%
Service Revenue	7,466	7,035	6.1%	14,779	13,817	7.0%
Equipment Revenue	674	637	5.8%	1,406	1,211	16.1%
Fixed Line Revenue(2)	5,292	5,087	4.0%	10,516	10,169	3.4%
EBITDA	5,920	5,631	5.1%	11,777	11,122	5.9%
% total revenue	44.0%	44.1%		44.0%	44.1%
EBIT	2,718	2,470	10.0%	5,373	4,796	12.0%
% total revenue	20.2%	19.3%		20.1%	19.0%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

		2Q26		2Q25		Var.%
Wireless Subscribers (thousands)		92,264		88,412		4.4%
Postpaid		61,191		56,279		8.7%
Prepaid		31,073		32,133		-3.3%
ARPU (BrL)		27		27		1.9%
Churn (%)		2.0%		2.6%		(0.6)
Revenue Generating Units (RGUs)		21,808		22,032		-1.0%
Fixed Lines		6,444		7,036		8.4%
Broadband		10,841		10,444		3.8%
PayTV		4,524		4,553		-0.6%

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AMÉRICA

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CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

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AUSTRIA AND

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EXCHANGE RATES

APPENDIX

GLOSSARY

COLOMBIA

250k postpaid net adds

We finished June with nearly 41 million wireless subscribers after adding 250 thousand postpaid subscribers in the quarter and disconnecting 2.5 million prepaid subscribers as part of a base cleanup. On the fixed-line platform we added 74 thousand broadband accesses and 3 thousand Pay TV units, while disconnecting 27 thousand landlines. Our fixed-line base had 9.8 million RGUs at the end of June, 1.3% more than a year before.

Mobile service revenue +10.5% YoY

Revenue for the quarter increased 5.8% year-on-year to 4.4 trillion Colombian pesos, with service revenue rising 7.5%, slightly above the growth rate reported in the previous quarter. Mobile service revenue also accelerated, increasing 10.5% year-on-year and translating into 6.6% ARPU growth.

Postpaid revenue +10.2% YoY

Postpaid revenue delivered its strongest performance in more than seven years, growing 10.2% on the back of Claro’s 5G network. In the fixed-line segment service revenue increased 3.0% year-on year, while broadband revenue rose 3.9%, up from 3.0% growth in the first quarter.

EBITDA 12.5% YoY

Quarterly EBITDA increased 12.5% to 1.8 trillion Colombian pesos, as the EBITDA margin climbed from 39.4% to 41.9% on better operating leverage and continued cost-control efforts.

5G services in 78 cities and towns

We continued the rollout of our 5G network expanding coverage to 78 cities and towns in Colombia. Improved network quality and speeds have contributed to an enhanced customer experience. This, in addition to our efforts to strengthen Claro’s value proposition, have enabled us to remain a net gainer in mobile number portability.

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AMÉRICA

MÓVIL

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MEXICO

BRAZIL

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PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

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AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Billions of COP
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(1)	4,367	4,128	5.8%	8,621	8,143	5.9%
Total Service Revenue	3,366	3,132	7.5%	6,644	6,183	7.5%
Wireless Revenue	3,014	2,800	7.7%	5,945	5,521	7.7%
Service Revenue	2,080	1,883	10.5%	4,106	3,720	10.4%
Equipment Revenue	934	917	1.9%	1,839	1,800	2.2%
Fixed Line Revenue(2)	1,312	1,287	1.9%	2,592	2,548	1.7%
EBITDA	1,831	1,628	12.5%	3,602	3,215	12.0%
% total revenue	41.9%	39.4%		41.8%	39.5%
EBIT	881	725	21.5%	1,719	1,409	22.0%
% total revenue	20.2%	17.6%		19.9%	17.3%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

	2Q26	2Q25	Var.%
Wireless Subscribers (thousands)	40,943	41,685	-1.8%
Postpaid	12,271	11,231	9.3%
Prepaid	28,673	30,454	-5.8%
ARPU (COP)	16,218	15,219	6.6%
Churn (%)	4.3%	2.6%	1.7
Revenue Generating Units (RGUs)(1)	9,756	9,626	1.3%
(1) Fixed-Line, Broadband and Television.

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MEXICO

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PERU

ECUADOR

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SOUTHERN CONE

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APPENDIX

GLOSSARY

PERU

173k postpaid net adds

We added 173 thousand postpaid subscribers and disconnected 72 thousand prepaid users in the period. At the end of June we had 13.3 million wireless subscribers, 3.8% more than a year earlier. Claro remained the leader in mobile number portability during the period. On the fixed-line platform we added 32 thousand RGUs—including 46 thousand broadband accesses—and reached 2.1 million fixed-line RGUs, 9.1% more than a year before.

Postpaid revenue +6.5% YoY

Revenue reached 1.9 billion soles in the second quarter, an 8.1% year-on-year increase. Service revenue grew 6.5%, compared with 4.8% in the first quarter. In the mobile segment service revenue increased 3.4%, with postpaid revenue rising 6.5%.

Broadband revenue +8.0% YoY

Fixed-line service revenue was the main driver of this acceleration, supported by broadband revenue growth of 8.0%, up from 5.9% in the prior quarter. Corporate networks revenue was also an important contributor as its revenue expanded 68.2% related to an important one-time project.

EBITDA +7.5% YoY

EBITDA rose 7.5% to 729 million soles. The EBITDA margin was 39.3% of revenue, slightly lower than in the year-ago quarter, reflecting a higher contribution from handset sales, which carry lower margins than service revenues.

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AMÉRICA

MÓVIL

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MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Soles
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(1)	1,854	1,716	8.1%	3,628	3,371	7.6%
Total Service Revenue	1,431	1,344	6.5%	2,820	2,669	5.7%
Wireless Revenue	1,466	1,381	6.2%	2,892	2,711	6.7%
Service Revenue	1,060	1,024	3.4%	2,111	2,034	3.8%
Equipment Revenue	407	357	14.0%	782	677	15.5%
Fixed Line Revenue(2)	372	320	16.2%	709	635	11.7%
EBITDA	729	679	7.5%	1,439	1,336	7.7%
% total revenue	39.3%	39.6%		39.7%	39.6%
EBIT	398	358	11.2%	779	690	13.0%
% total revenue	21.5%	20.9%		21.5%	20.5%
(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.
(2) Includes equipment revenue.

	2Q26	2Q25	Var.%
Wireless Subscribers (thousands)	13,321	12,832	3.8%
Postpaid	7,394	6,678	10.7%
Prepaid	5,927	6,154	-3.7%
ARPU (Sol)	27	27	-0.1%
Churn (%)	3.7%	4.0%	(0.3)
Revenue Generating Units (RGUs)(1)	2,086	1,912	9.1%
(1) Fixed-Line, Broadband and Television.

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MEXICO

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PERU

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SOUTHERN CONE

CENTRAL

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CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

ECUADOR

72k mobile net adds

We registered net additions of 72 thousand mobile subscribers in the second quarter, including 21 thousand postpaid subscribers, bringing our wireless base to 9.7 million subscribers at the end of June. Additionally, we added 34 thousand fixed-line RGUs, including 16 thousand broadband accesses, ending the quarter with 843 thousand fixed-line accesses, 25.4% more than a year earlier.

Service revenue +2.7% YoY

Revenue increased 9.0% year-on-year to 280 million dollars in the second quarter, while service revenue rose 2.7%, up from 2.1% in the first quarter. Mobile service revenue increased 1.4%, showing signs of recovery in the prepaid segment, which grew 2.7%. Postpaid service revenue grew 0.4%, broadly in line with the pace recorded in the prior quarter. Blended ARPU grew 5.3% during the period, up from 3.8% growth in the first quarter.

Fixed-line service revenue +12.4% YoY

In the fixed-line segment performance remained strong, with service revenue rising 12.4% supported by broadband and Pay TV revenue growth of 14.4% and 26.7%, respectively.

EBITDA +10.1% YoY

Second-quarter EBITDA advanced 10.1% year-on-year to 140 million dollars. The EBITDA margin reached 49.9% of revenue, 50 basis points more than a year earlier. It is worth noting that Ecuador posted strong handset sales growth during the quarter, up 17.7% year-on-year. Since handsets carry lower margins than service revenues, this partially limited EBITDA margin expansion.

20 cities with our 5G network

We continued expanding our 5G network during the quarter, reaching 20 cities and improving speeds, service quality and the overall customer experience.

CONTENT

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AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of USD
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(1)	280	257	9.0%	540	512	5.6%
Total Service Revenue	234	228	2.7%	462	451	2.4%
Wireless Revenue	236	228	3.4%	465	454	2.4%
Service Revenue	203	200	1.4%	401	397	1.0%
Equipment Revenue	33	28	17.6%	64	57	11.9%
Fixed Line Revenue(2)	32	29	12.7%	63	56	12.8%
EBITDA	140	127	10.1%	271	251	7.9%
% total revenue	49.9%	49.4%		50.1%	49.1%
EBIT	88	71	24.6%	167	139	20.6%
% total revenue	31.4%	27.5%		31.0%	27.1%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

	2Q26		2Q25		Var.%
Wireless Subscribers (thousands)	9,687		9,996		-3.1%
Postpaid	2,378		2,310		2.9%
Prepaid	7,309		7,686		-4.9%
ARPU (USD)	7		7		5.3%
Churn (%)	5.5%		5.4%		0.1
Revenue Generating Units (RGUs)(1)	843		672		25.4%
(1) Fixed-Line, Broadband and Television.

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AMÉRICA

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MEXICO

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PERU

ECUADOR

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SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

ARGENTINA

All comments for Argentina related to annual variations of the presented period refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29.

154k postpaid net adds

We added 154 thousand postpaid subscribers in the second quarter while disconnecting 1.5 million prepaid subscribers after a subscriber clean-up for a net loss of 1.3 million wireless subscribers. At the end of June our wireless base stood at 26.4 million subscribers.

60k new broadband accesses

Fixed-line net additions totaled 161 thousand RGUs, including 60 thousand new broadband accesses and 43 thousand Pay TV units, bringing our fixed-line base to 4.4 million RGUs at the end of June, 14.3% above the level recorded a year earlier.

Service revenue +9.3% YoY

Revenue for the period increased 8.6% year-on-year supported by service revenue growth of 9.3%. In the wireless segment service revenue growth accelerated from 9.6% in the first quarter to 12.0% in the current period, with improvements in both postpaid and prepaid revenues. In the fixed-line segment service revenue declined 1.5% year-on-year as a result of strong commercial activity and competitive promotions.

EBITDA +22.2% YoY

EBITDA jumped 22.2% year-on-year to 427 billion Argentinean pesos, and the EBITDA margin expanded by 4.7 percentage points to 42.7% of revenue.

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AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Constant ARS as of June 2026
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(1)	999,073	919,802	8.6%	1,975,715	1,836,198	7.6%
Total Service Revenue	905,568	828,284	9.3%	1,781,423	1,644,480	8.3%
Wireless Revenue	836,257	754,353	10.9%	1,651,751	1,508,280	9.5%
Service Revenue	744,520	664,743	12.0%	1,460,043	1,319,280	10.7%
Equipment Revenue	91,737	89,610	2.4%	191,708	189,000	1.4%
Fixed Line Revenue(2)	161,048	163,540	-1.5%	321,379	325,200	-1.2%
EBITDA	427,030	349,489	22.2%	818,202	689,563	18.7%
% total revenue	42.7%	38.0%		41.4%	37.6%
EBIT	380,809	310,514	22.6%	726,664	614,060	18.3%
% total revenue	38.1%	33.8%		36.8%	33.4%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

	2Q26	2Q25	Var.%
Wireless Subscribers (thousands)	26,401	26,679	-1.0%
Postpaid	10,447	9,937	5.1%
Prepaid	15,954	16,742	-4.7%
ARPU (ARS)	8,827	6,171	43.0%
Churn (%)	3.1%	1.1%	2.0
Revenue Generating Units (RGUs)(1)	4,411	3,858	14.3%

(1) Fixed-Line, Broadband and Television.

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EXCHANGE RATES

APPENDIX

GLOSSARY

SOUTHERN CONE (CHILE, PARAGUAY & URUGUAY)

82k postpaid net adds

Our operations in the region added 104 thousand wireless subscribers, including 82 thousand postpaids, bringing our combined wireless base to 8.6 million subscribers at the end of the quarter.

In the fixed-line segment we recorded net disconnections of 29 thousand RGUs, most of them Pay TV units, while only 2 thousand corresponded to broadband disconnections. The latter reflects our retention efforts for broadband accesses in Chile. At the end of the quarter we had 3.1 million fixed-line RGUs in the block.

Mobile service revenue +13.8% YoY

Revenue increased 9.6% year-on-year to 354 billion Chilean pesos, with service revenue rising 5.6%. In the mobile segment we continued to deliver strong performance, with service revenue increasing 13.8% year-on-year. In the fixed-line segment service revenue declined 1.0%. Our efforts to reduce broadband churn in Chile allowed us to accelerate revenue growth in this business line to 8.3% in the region, up from 2.0% in the first quarter.

EBITDA +48.9% YoY

EBITDA continued to show strong improvement in the second quarter, increasing 48.9% year-on-year. This figure partly reflects a positive one-off, in the absence of which it would have risen 23.9%.

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AMÉRICA

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SOUTHERN CONE

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AMERICA & THE

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AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Chilean Pesos
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(2)	353,985	323,037	9.6%	748,171	638,384	17.2%
Total Service Revenue	294,654	279,129	5.6%	589,117	556,361	5.9%
EBITDA	93,019	62,453	48.9%	210,711	123,131	71.1%
% total revenue	26.3%	19.3%		28.2%	19.3%
EBIT	-31,005	-83,761	63.0%	-44,292	-171,312	74.1%
% total revenue	-8.8%	-25.9%		-5.9%	-26.8%

(1) Southern Cone includes Chile, Paraguay and Uruguay

(2) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

		2Q26		2Q25		Var.%
Wireless Subscribers (thousands)		8,642		8,794		-1.7%
Postpaid		5,314		4,921		8.0%
Prepaid		3,329		3,873		-14.1%
ARPU (CLP)		5,448		4,563		19.4%
Churn (%)		5.5%		5.5%		0.0
Revenue Generating Units (RGUs)(1)		3,104		3,273		-5.2%
(1) Fixed-Line, Broadband and Television.

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CARIBBEAN

AUSTRIA AND

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EXCHANGE RATES

APPENDIX

GLOSSARY

CENTRAL AMERICA & THE CARIBBEAN

126k postpaid net adds

We registered combined net additions of 360 thousand subscribers in the quarter, of which 126 thousand were postpaid subscribers. We ended June with a total subscriber base of 26.4 million, 5.2% higher than a year earlier.

62k new broadband accesses

In the fixed-line segment net additions totaled 121 thousand RGUs, comprising 62 thousand broadband accesses and 26 thousand Pay TV units. Our fixed-line base reached 8.6 million RGUs, 6.9% higher than a year earlier.

Mobile service revenue +9.3% YoY

Revenue increased 7.6% year-on-year in the second quarter to 1.3 billion dollars. Service revenue growth accelerated across both our Central American operations and the Caribbean markets, rising 7.9%, up from 6.4% in the first quarter. Mobile service revenue grew 9.3%, compared with 8.4% in the prior quarter, reflecting strong trends in both the postpaid and prepaid segments. In the fixed-line business, service revenue growth accelerated to 5.3% from 2.9% in the first quarter, supported by strong broadband revenue performance and a turnaround in corporate networks revenue—particularly in the Dominican Republic.

EBITDA +12.5% YoY

EBITDA grew 12.5% year-on-year to 581 million dollars, driven by strong top-line growth and continued cost-control efforts. The EBITDA margin expanded by 1.9 percentage points over the past twelve months to 45.0% of revenue.

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AMÉRICA

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PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Dollars
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(1)	1,292	1,200	7.6%	2,542	2,376	7.0%
Total Service Revenue	1,148	1,064	7.9%	2,258	2,107	7.2%
Wireless Revenue	890	823	8.2%	1,755	1,625	8.0%
Service Revenue	754	690	9.3%	1,483	1,362	8.8%
Equipment Revenue	136	133	2.4%	273	263	3.7%
Fixed Line Revenue(2)	399	376	6.1%	784	749	4.6%
EBITDA	581	517	12.5%	1,129	1,018	10.9%
% total revenue	45.0%	43.1%		44.4%	42.8%
EBIT	306	260	17.8%	582	511	13.9%
% total revenue	23.7%	21.7%		22.9%	21.5%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

		2Q26		2Q25		Var.%
Wireless Subscribers (thousands)		26,426		25,109		5.2%
Postpaid		6,042		5,539		9.1%
Prepaid		20,385		19,571		4.2%
ARPU (USD)		10		9		6.3%
Churn (%)		4.3%		5.2%		(0.9)
Revenue Generating Units (RGUs)(1)		8,648		8,092		6.9%
(1) Fixed-Line, Broadband and Television.

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

AUSTRIA & EASTERN EUROPE

21k new broadband accesses

Mobile net additions topped one million subscribers during the quarter, substantially all M2M units. Our wireless base reached 32.1 million subscribers at the end of June, representing a 13.5% year-on-year increase. In addition, we connected 21 thousand broadband accesses and 42 thousand Pay TV units, bringing our total fixed-line base to 6.5 million RGUs.

Service revenue +3.5% YoY

Revenue for the group increased 4.2% year-on-year to 1.4 billion euros, with service revenue growing 3.5%. Mobile service revenue expanded 2.3% and fixed-line revenue accelerated to 4.9%, compared with 3.4% in the prior quarter. The improvement was driven by corporate revenue growth, which rose 11.5%, and a turnaround in broadband revenue, which increased 6.5%. Broadband performance benefited from sustained commercial efforts aimed at retaining and upselling customers, supported by continued fiber deployments and the expansion of value-added services.

EBITDA +4.0% YoY

EBITDA for the period increased 4.0% year-on-year to 543 million euros, and the EBITDA margin stood at 38.0%. The margin remained flat compared with the same period last year despite the acceleration in revenue growth, reflecting higher handset sales and the lower margins associated with that business line.

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

PERU

ECUADOR

ARGENTINA

SOUTHERN CONE

CENTRAL

AMERICA & THE

CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Euros
	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Total Revenue(1)	1,429	1,370	4.2%	2,795	2,685	4.1%
Total Service Revenue	1,185	1,145	3.5%	2,328	2,253	3.3%
Wireless Revenue	839	810	3.6%	1,645	1,587	3.7%
Service Revenue	657	642	2.3%	1,290	1,257	2.6%
Equipment Revenue	182	168	8.6%	355	330	7.6%
Fixed Line Revenue(2)	566	536	5.7%	1,106	1,055	4.9%
EBITDA	543	521	4.0%	1,044	999	4.4%
% total revenue	38.0%	38.0%		37.3%	37.2%
EBIT	238	217	9.5%	436	401	8.9%
% total revenue	16.6%	15.8%		15.6%	14.9%

For further detail please visit www.a1.group/en/investor-relations

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

		2Q26		2Q25		Var.%
Wireless Subscribers (thousands)	32,122		28,306		13.5%
Postpaid	28,628		24,701		15.9%
Prepaid	3,494		3,605		-3.1%
A1 Digital Subscribers (thousands)	11,281		7,923		42.4%
ARPU (EUR)	7		8		-9.2%
Churn (%)	0.9%		1.0%		-0.1
Revenue Generating Units (RGUs)(1)	6,540		6,395		2.3%

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

CENTRAL

AMERICA

OTHER

SOUTHAMERICA

SOUTHERN CONE

THE CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Euro
End of Period	0.0501	0.0449	11.6%	0.0501	0.0449	11.6%
Average	0.0494	0.0451	9.7%	0.0491	0.0458	7.2%
USD
End of Period	0.0572	0.0529	8.1%	0.0572	0.0529	8.1%
Average	0.0575	0.0511	12.4%	0.0572	0.0500	14.4%
Brazilian Real
End of Period	0.2963	0.2888	2.6%	0.2963	0.2888	2.6%
Average	0.2903	0.2899	0.1%	0.2952	0.2882	2.4%
Argentinean Peso
End of Period	84.8311	63.7809	33.0%	84.8311	63.7809	33.0%
Average	81.0442	58.8145	37.8%	80.9259	55.1953	46.6%
Chilean Peso
End of Period	52.7882	49.4061	6.8%	52.7882	49.4061	6.8%
Average	51.7051	48.4359	6.7%	51.1088	47.8081	6.9%
Colombian Peso
End of Period	197.1145	215.4085	-8.5%	197.1145	215.4085	-8.5%
Average	207.5094	214.4929	-3.3%	209.1511	209.8237	-0.3%
Guatemalan Quetzal
End of Period	0.4361	0.4067	7.2%	0.4361	0.4067	7.2%
Average	0.4383	0.3930	11.5%	0.4375	0.3851	13.6%
Peruvian Sol
End of Period	0.1955	0.1878	4.1%	0.1955	0.1878	4.1%
Average	0.1973	0.1872	5.4%	0.1953	0.1842	6.0%
Dominican Republic Peso
End of Period	3.4098	3.1726	7.5%	3.4098	3.1726	7.5%
Average	3.4295	3.0518	12.4%	3.4852	3.0532	14.1%

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

CENTRAL

AMERICA

OTHER

SOUTHAMERICA

SOUTHERN CONE

THE CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

	2Q26	2Q25	Var.%	Jan-Jun 26	Jan-Jun 25	Var.%
Euro
End of Period	0.8755	0.8484	3.2%	0.8755	0.8484	3.2%
Average	0.8604	0.8813	-2.4%	0.8573	0.9146	-6.3%
Mexican Peso
End of Period	17.4700	18.8928	-7.5%	17.4700	18.8928	-7.5%
Average	17.4032	19.5585	-11.0%	17.4733	19.9915	-12.6%
Brazilian Real
End of Period	5.1766	5.4571	-5.1%	5.1766	5.4571	-5.1%
Average	5.0514	5.6693	-10.9%	5.1576	5.7610	-10.5%
Argentinean Peso
End of Period	1,482.0000	1,205.0000	23.0%	1,482.0000	1,205.0000	23.0%
Average	1,410.4272	1,150.3253	22.6%	1,414.0437	1,103.4347	28.1%
Chilean Peso
End of Period	922.2100	933.4200	-1.2%	922.2100	933.4200	-1.2%
Average	899.8323	947.3348	-5.0%	893.0393	955.7528	-6.6%
Colombian Peso
End of Period	3,443.5900	4,069.6700	-15.4%	3,443.5900	4,069.6700	-15.4%
Average	3,611.3237	4,195.1642	-13.9%	3,654.5618	4,194.6825	-12.9%
Guatemalan Quetzal
End of Period	7.6181	7.6845	-0.9%	7.6181	7.6845	-0.9%
Average	7.6278	7.6869	-0.8%	7.6449	7.6995	-0.7%
Peruvian Sol
End of Period	3.4150	3.5490	-3.8%	3.4150	3.5490	-3.8%
Average	3.4336	3.6605	-6.2%	3.4130	3.6826	-7.3%
Dominican Republic Peso
End of Period	59.5700	59.9400	-0.6%	59.5700	59.9400	-0.6%
Average	59.6840	59.6886	0.0%	60.8981	61.0381	-0.2%

CONTENT

HIGHLIGHTS

RELEVANT
EVENTS

SUBSCRIBERS

AMÉRICA
MÓVIL
CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

CENTRAL
AMERICA

OTHER
SOUTHAMERICA

SOUTHERN CONE

THE CARIBBEAN

AUSTRIA AND
EASTERN EUROPE

CURRENCY
EXCHANGE RATES

APPENDIX

GLOSSARY

Appendix

The following table reconciles net cash flows provided by operating activities (an IFRS measure) to free cash flow (a non-IFRS measure). Our management defines free cash flow as funds from operations less capital expenditures. Funds from operations are calculated by subtracting payments of lease liabilities and net interest paid, and adding employee benefits, investing activities and others to net cash flows from operating activities.

Millions of Mexican pesos
	Jan-Jun 26	Jan-Jun 25
Net cash flows from operating activities (IFRS measure)	122,799	111,204
(-) Payments of lease liabilities	-26,425	-25,993
(-) Net interest paid	-15,055	-16,237
(+) Employee benefits	8,402	2,717
(+) Investing activities (Derivative instruments, other investments) and other	1,412	3,281
Funds from Operations	91,133	74,972
(-) Capital Expenditures	-48,112	-54,919
Free Cash Flow (non-IFRS measure)	43,021	20,054

Free cash flow is presented as a supplemental non-IFRS measure because management believes that it provides additional perspective and useful insight into the Company’s ability to generate cash after excluding the adjusted items, including necessary capital expenditures. This non-IFRS measure should not be considered superior to, a substitute for or an alternative to, and should be considered in conjunction with the IFRS measure presented herein.

CONTENT

HIGHLIGHTS

RELEVANT
EVENTS

SUBSCRIBERS

AMÉRICA
MÓVIL
CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

CENTRAL
AMERICA

OTHER
SOUTHAMERICA

SOUTHERN CONE

THE CARIBBEAN

AUSTRIA AND
EASTERN EUROPE

CURRENCY
EXCHANGE RATES

APPENDIX

GLOSSARY

Millions of Mexican pesos
	Jun - 26	Dec - 25
Peso - denominated debt (MXP)	128,181	136,982
Bonds(2)	128,181	132,982
Banks and others	0	4,000
U.S. Dollar - denominated debt (USD)	9,001	9,389
Bonds	9,001	9,114
Banks and others	0	275
Euro - denominated debt (EUR)	3,432	3,885
Bonds	3,432	3,432
Commercial Paper	0	453
Banks and others	0	0
Sterling - denominated debt (GBP)	2,200	2,200
Bonds	2,200	2,200
Reais - denominated debt (BRL)	10,000	8,500
Bonds	10,000	8,500
Banks and others	0	0
Debt denominated in other currencies (MxP)(3)	38,290	56,342
Bonds	5,264	5,424
Banks and others	33,027	50,917
Total Debt (MxP)	476,927	524,907
Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	75,943	77,384
Net Debt (MxP)	400,984	447,522

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2) Includes the effect of inflation-linked debt.

(3) Includes Chilean peso, Colombian peso, Dominican peso, Japanese yen and Peruvian soles.

(4) Includes investments in securities available for sale.

CONTENT

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EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

CENTRAL

AMERICA

OTHER SOUTHAMERICA

SOUTHERN CONE

THE CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Glossary of Terms

ARPU

Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex

Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn

Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT

Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin

The ratio of EBIT to total operating revenue

EBITDA

Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL

Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin

The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)

Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)

Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions

Total number of subscribers acquired during the period.

CONTENT

HIGHLIGHTS

RELEVANT

EVENTS

SUBSCRIBERS

AMÉRICA

MÓVIL

CONSOLIDATED

MEXICO

BRAZIL

COLOMBIA

CENTRAL

AMERICA

OTHER SOUTHAMERICA

SOUTHERN CONE

THE CARIBBEAN

AUSTRIA AND

EASTERN EUROPE

CURRENCY

EXCHANGE RATES

APPENDIX

GLOSSARY

Licensed pops

Licensed population. Population covered by the licenses that each of the companies manage.

Market share

A company’s subscribers base divided by the total number of subscribers in that country.

MBOU

Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions

The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt

Total short and long term debt minus cash and marketable securities.

Net debt/EBITDA

The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid

Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid

Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration

The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AMÉRICA MÓVIL, S.A.B. DE C.V.

By: /s/ Carlos José García Moreno Elizondo

Name: Carlos José García Moreno Elizondo

Title: Chief Financial Officer